MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

T A B L E  O F  C O N T E N T S

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Farallon Resources Ltd. ("Farallon", or the "Company") for the year ended June 30, 2008, which are publicly filed on SEDAR at www.sedar.com. All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of September 22, 2008.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Caution regarding the use of Measured, Indicated and Inferred Resources

This discussion uses the terms ‘measured resources’, ‘indicated resources’ and ‘inferred resources’. Farallon Resources Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43- 101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty related to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

1.2           Overview

1.2.1        Summary

Farallon is a mineral exploration and development company with its head office in Vancouver, British Columbia, Canada.

The Company is focused on the G-9 polymetallic (zinc, copper, lead, gold and silver) deposit (“G-9” or “G-9 Project”), one of five known deposits on its Campo Morado property (“Campo Morado”) located in Guerrero State, Mexico.

The G-9 deposit was discovered by drilling in mid 2005. Preliminary drilling in 2005 and 2006 established inferred mineral resources for G-9 with the highest grade of all of the Campo Morado deposits discovered so far, and metallurgical test work showed that the G-9 mineralization is amenable to conventional flotation treatment. A parallel track program was initiated in 2007 and continued in 2008, involving drilling to expand and upgrade the mineral resources carried out in parallel with mine planning, equipment acquisition and site preparation activities. The overall objective was to advance the G-9 Project to production, with a target date of July 1, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

The Company has been successful in achieving its exploration and resource definition objectives. It also met its July 1, 2008 target as infrastructure to the site, plant construction and other site facilities were substantially completed.

In May 2008, the Company and its wholly owned subsidiaries entered into an arrangement with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”) to receive $80 million in staged payments, by selling up to 75% of the silver produced from the Campo Morado Project. $65 million of the total was received prior to June 30, 2008 and the remaining $15 million was received subsequent to year-end. The money was used to pay off the bridge facility (see Financings below) and to complete construction of the G9 Project.

In March 2008, the Company began a competitive bidding process for off-take of its zinc, copper and lead concentrates. As a result of this process, in June 2008, a Heads of Agreement was signed with the international metals trading company, Trafigura Beheer BV Amsterdam, covering treatment of 100% of the zinc, copper and lead concentrates produced from the G-9 Project. The zinc contract is for 18 months commencing July 2008, with provisions to extend it for a further 1½ years. The copper and lead contracts are for three years, extending to June 30, 2011.

In January 2008, the Company made an appointment to its Board of Directors

  Eduardo Luna joined the Board of Directors of Farallon in January 16, 2008. Mr. Luna is currently the Chairman of Silver Wheaton Corp. and recently retired as Executive Vice President of Goldcorp Inc. Mr. Luna holds a degree in Advance Management from Harvard University, an MBA from the Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato.

In late June 2008, the Company made two appointments to its finance department.

  Greg McCunn was appointed Chief Financial Officer of Farallon as of June 29, 2008, replacing Larry Yau. Mr. McCunn holds Bachelor of Applied Science and Masters of Business Administration degrees. A Professional Engineer with over 15 years of domestic and international experience in the mining industry, his background includes roles in corporate development, project management and operations.

  Kevin Hart joined the Company as Corporate Controller. A Certified Management Accountant with 14 years of experience, he has expertise in financial and management reporting, inventory and costing system, administering and evaluating long-term sales contracts and in managing accounting, information technology and payroll.

In fiscal 2009, the Company plans to complete definition drilling in the West Extension, North and Southeast zones and to ramp up to full production.

Underground definition drilling began in July 2008 in the West Extension zone. An initial program of 10,000 meters is planned. Further exploration drilling from surface has been deferred until the second quarter of fiscal 2009.

In August 2008, initial production began at four faces in the North and West Extension zones. Mill commissioning is underway and concentrate is being produced. Management anticipates that haulage of

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

concentrates to the port of Manzanillo will commence at the beginning of October with the first shipment to follow shortly there-after.

Completion of the access ramp to the Southeast zone is expected to be completed by mid December, with full production of 1500 tpd expected by January 15, 2009.

In September 2008, the Company completed a $23.6 million financing for working capital.

1.2.2        Financings

January 2008 Financing

In January 2008, the Company completed a public offering of 30,652,000 common shares at Cdn$0.70 per share for gross proceeds of $21.4 million. The Company incurred share issuance costs of approximately $2.1 million for net proceeds of approximately $19.3 million. Share issue costs included the issuance of 1,839,120 compensation options (“warrants”), with each warrant convertible into one common share of Farallon at an exercise price of Cdn$0.70 per share until January 15, 2010. The Warrants have an estimated fair value of $0.4 million, which has been recorded as part of share issuance costs.

The Company also completed a private placement financing, which included a 15% over-allotment option that was exercised in full. The Company issued 8,214,286 common shares at a price of Cdn$0.70 per share for gross proceeds of $5.7 million. The Company incurred share issue costs of approximately $0.8 million for net proceeds of approximately $4.9 million. These shares were subject to a four month hold period from the closing date that has subsequently passed.

The aggregate gross proceeds from the financings were $27.1 million.

Bridge Financing and Refinance and Development Facility

In 2007, the Company appointed NM Rothschild & Sons Limited ("Rothschild") as the lead arranger for a consortium of financial institutions, for a debt financing package for the development of the G9 deposit at the Company’s Campo Morado property. The package comprised of an initial $20 million bridge facility to be followed by a refinancing and development facility of $70 million. The bridge facility loan agreement was finalized by both parties in October 2007.

The Company paid $1.1 million in fees and incurred debt insurance costs of $1.0 million as a result of the financing and $0.8 million for legal and due diligence fees. Financing costs relating to the issuance of debt was included in the carrying value of the bridge facility loan.

In conjunction with the bridge facility loan agreement, the Company issued 2,000,000 share purchase warrants to the agents (“agent warrants”) exercisable at Cdn$0.50 per common share, expiring on April 12, 2012. The agent warrants vest and are exercisable upon the initial drawdown of the bridge facility loan, which occurred on March 20, 2008. These agent warrants have been recorded at an estimated fair

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

value of $1.0 million (using expected volatility of 66%, risk free interest rate of 4%, dividends of nil and expected life of approximately 4 years) and recognized as financing fees.

In April 2008, Societe Generale joined the consortium to the bridge facility, increasing the funds available under the bridge facility to $30 million. The transaction also involved the issuance of 250,000 warrants to Societe Generale, subject to execution of the definitive agreements in normal course. The warrants are exercisable at $0.94 per common share, expiring on April 18, 2013. The agent warrants vested on the April 18, 2008 issue date. The warrants have been recorded at an estimated fair value of $0.1 million (using expected volatility of 74%, risk free interest rate of 4%, dividends of nil and expected life of approximately 5 years) and recognized as a debt issuance cost.

The bridge facility loan bore interest at LIBOR plus 6% per annum based on 30 day LIBOR rates. The bridge facility loan was secured by all of the Company’s equipment.

On May 21, 2008, the Company repaid the bridge facility loan and the ‘mandate letter’ with Rothschild was allowed to expire on June 30, 2008. The Refinance and Development Facility was also terminated.

Agreement with Silver Wheaton

On May 13, 2008, the Company announced it had entered into an arrangement (the “Arrangement”) with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”) to sell 75% of the silver to be produced from the Campo Morado Project. At June 30, 2008, the Company had received $65 million from Silver Wheaton as part of a refundable deposit (the “Deposit”) totalling $80 million, with the remaining $15 million received subsequent to June 30, 2008. Upon delivery of the silver, Silver Wheaton will also pay Farallon a fixed price payment per ounce of silver produced equal to the lesser of $3.90 and the spot price at the time of sale (subject to a 1% annual adjustment starting in the third year of silver production).

Under terms of the Arrangement, the unpaid amount of the Deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the difference between the spot price of silver and the $3.90 per ounce fixed price and multiplied by the total ounces of silver delivered to Silver Wheaton. If at the end of the initial 40–year term of the Arrangement, the Deposit has not been reduced to nil, the Company will refund the outstanding portion of the Deposit to Silver Wheaton. The Company will default on the Deposit if it does not achieve an average of 1,050 tonnes of ore per day for 30 days, before March 31, 2009. In the event of default, Silver Wheaton has the right to demand repayment of the remaining amount of the Deposit.

As security for the performance in full of all of the obligations of the Company in favour of Silver Wheaton, the Deposit has been secured by a first-ranking security in the mining properties and the Campo Morado mining lots. In addition Silver Wheaton has first-ranking interests in all share capital of the Company’s Mexican subsidiaries, internal silver purchase and deposit agreements and mortgages.

May 2008 Loan Agreement

On May 12, 2008, the Company issued to arm’s length investors (the “Lenders”), convertible promissory notes of the Company (the “Notes”) totaling $3.7 million. The Notes were non-interest bearing. However,

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

the Company was obligated to pay the Lenders a loan bonus fee equal to 1% of the outstanding principal amount of the Notes, calculated monthly and payable at the Expiry Date. The Notes were repaid with cash during September 2008.

September 2008 $23.6 Million Private Placement

In September 2008, the Company announced that it had raised $23.6 million through a private placement of Units arranged by Paradigm Capital Inc. (the “Agent”). Each Unit consists of a $0.1 million promissory note (“Note”) plus 8,000 Farallon common shares (aggregate 2,000,000 shares). Fees paid to the Agent totalled $1.4 million. The Notes are six-month promissory notes bearing interest at 15% per annum and secured by mining equipment. The maturity date can be extended for a further six months through an issuance of another tranche of shares having the same aggregate value as the initial tranche of shares but with reference to the prevailing market price of the shares at the time of the extension. The Notes contain customary debt covenants as well as early maturity requirements in the event of a change of control of Farallon or a material asset disposal. The offering closed on September 9, 2008.

1.2.3        Property Activities

Drilling and Resources

Approximately 65,100 meters in 134 surface drill holes were completed for exploration purposes in fiscal 2008. Another seven holes, totalling approximately 1,966 meters were drilled for engineering and geotechnical purposes. Drilling in the first half of fiscal 2008 (to December 2007) included infill and step out holes. Fifty-six percent of the mineral resources in the G-9 deposit were upgraded to measured and indicated categories, and a new zone, called Abajo, was discovered. In the latter half of the year, a second new zone called the West Extension was discovered.

Four massive sulphide bodies (Southeast, Southwest, North and Abajo zones) in the G-9 deposit were modeled based on drilling from January to December 2007. Modeling of the Southwest zone was done in fiscal 2007. The overall deposit was assessed to be approximately 1,000 meters by 650 meters in area, with a maximum thickness of 45 meters and an average thickness of 10 to 20 meters. Stringer mineralization in the footwall of the four bodies was modeled as a series of replacement zones.

The table below shows the estimated total Mineral Resources for the G-9 deposit, summarized by category and given at three different cut-offs. These are the compiled mineral resources in the North Zone and North Area Replacement Zone (estimated in March 2008), and the Southeast, Abajo and Southeast Area Replacement Zones (estimated in January 2008) and the Southwest Zone (estimated in November 2006). Mineral resources for each zone are provided in the Company’s March 17, 2008 News Release and Technical Report, which are filed on www.sedar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

G-9 DEPOSIT TOTAL MINERAL RESOURCES AT MARCH 2008

Category	Cut-off % Zn	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Measured	2.0 5.0 8.0	593,000 491,000 351,000	3.42 3.44 3.28	257.5 257.9 243.1	1.50 1.56 1.69	1.49 1.52 1.55	10.7 12.2 14.5
Indicated	2.0 5.0 8.0	2,181,000 1,689,000 1,001,000	3.06 2.88 2.68	195.9 195.0 196.2	1.30 1.45 1.64	1.22 1.26 1.30	9.0 10.6 13.4
Measured + Indicated	2.0 5.0 8.0	2,773,000 2,180,000 1,352,000	3.14 3.00 2.84	209.1 209.1 208.4	1.34 1.48 1.66	1.28 1.32 1.37	9.4 11.0 13.7
Inferred	2.0 5.0 8.0	3,206,000 1,601,000 780,000	2.44 2.72 2.73	151.5 178.0 199.7	0.97 1.11 1.33	1.02 1.24 1.32	6.1 9.0 11.8

Notes to Table: A 5% Zn cutoff was used for December 2007 preliminary assessment; detailed engineering studies will determine the best cut-off.

The resource estimates were completed by qualified person David Gaunt, P.Geo., of Hunter Dickinson Services Inc., who is not independent of the Company. The mineral resource classifications for the 2008 estimates were assessed by independent qualified person Qingping Deng, CPG, of Behre Dolbear & Company (USA), Inc.

Drilling in the second half of fiscal 2008 had two main objectives: to discover another G-9 style deposit and to increase and extend the mineral resources around G-9.

Drill results released since the previous management discussion and analysis (third quarter) are tabulated below. The drilling identified new high grade areas in the Abajo and North zones, and also indicates expansions to these zones. It also resulted in the discovery of the West Extension zone. The high grade potential of the West Extension zone is confirmed by the results such as hole 751 which intersected 20 meters of 10.6% zinc and 1.01% copper (including 2.7 meters of 23.2% zinc and 2.5% copper). In addition, a number of holes have intersected the horizon that hosts the El Largo zone.

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

Drill Hole #	Zone/Deposit		From (m)	To (m)	Interval (m)	Est. True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
732	G-9 Abajo Extension		364.45	371.30	6.85	6.75	2.97	254	1.16	1.89	5.12
732		Incl.	368.00	371.30	3.30	3.25	1.98	251	1.56	3.34	9.26
732		and	369.00	371.30	2.30	2.27	1.79	235	1.81	3.04	12.16
733	G-9 North		417.20	421.20	4.00	3.99	1.36	679	2.97	1.16	14.00
735	El Largo		120.00	133.00	13.00	12.84	0.34	58	5.55	0.15	0.35
735	G-9 Abajo Extension		368.30	370.00	1.70	1.68	4.46	391	1.40	4.03	3.79
735			376.00	378.20	2.20	2.17	0.24	43	1.00	0.14	10.55
739	G-9 North		406.00	409.00	3.00	3.00	2.33	123	1.28	0.91	6.32
739			412.80	430.00	17.20	17.18	1.43	136	0.99	3.22	7.14
739			436.00	438.00	2.00	2.00	9.03	501	0.52	7.72	9.53
740	El Largo		125.65	126.05	0.40	0.40	0.98	54	0.23	0.34	6.02
742	El Largo		154.90	156.60	1.70	1.60	1.47	211	6.75	0.05	0.04
742	G-9 Abajo Extension		362.00	364.00	2.00	1.88	11.73	775	1.08	2.30	0.19
742			364.00	399.00	35.00	32.89	2.95	272	1.71	4.61	11.55
742		Incl.	366.00	378.00	12.00	11.28	3.76	411	2.47	6.61	17.88
742		and	372.00	378.00	6.00	5.64	3.69	369	2.86	3.08	19.24
742		Incl.	382.52	395.00	12.48	11.73	2.16	234	1.58	3.99	10.87
742		and	382.52	394.00	11.48	10.79	2.32	251	1.68	4.33	11.16
743	G-9 North		397.70	438.00	40.30	40.15	2.56	137	0.85	0.83	4.77
743		Incl.	411.70	430.00	18.30	18.23	2.89	140	0.43	0.74	6.08
743		and	411.70	415.10	3.40	3.39	8.84	420	0.39	2.79	11.33
744			537.20	539.65	2.45	2.45	3.94	194	0.48	0.80	2.57
745	G-9 Abajo Extension		378.75	390.20	11.45	10.29	1.62	77	0.98	1.48	12.96
745		Incl.	378.75	383.75	5.00	4.49	2.37	131	1.45	2.96	17.50
745			392.40	406.20	13.80	12.40	0.29	30	0.60	0.35	4.40
746	G-9 North		418.75	436.75	18.00	18.00	1.80	99	0.53	0.81	4.73
746		Incl.	418.75	423.75	5.00	5.00	2.29	191	0.84	1.31	5.60
746		Incl.	427.75	436.75	9.00	9.00	1.83	59	0.47	0.70	5.49
748	El Largo		290.15	294.15	4.00	3.34	0.29	88	3.31	0.09	0.28
751	G-9 West Extension		454.10	474.80	20.70	20.62	1.51	88	1.07	1.10	10.61
751	G-9 West Extension	Incl.	455.10	459.10	4.00	3.98	1.19	99	1.80	1.41	16.30
751	G-9 West Extension	Incl.	472.10	474.80	2.70	2.69	1.40	138	2.45	2.31	23.20
753	El Largo		77.70	79.70	2.00	1.85	1.00	76	0.80	0.92	2.95
753	El Largo		83.50	87.50	4.00	3.71	2.02	82	0.56	1.01	3.40

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

Drill Hole #	Zone/Deposit		From (m)	To (m)	Interval (m)	Est. True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
753	El Largo		265.15	278.15	13.00	12.95	1.88	85	1.04	0.45	3.18
754	G-9 North Zone		457.30	463.30	6.00	NA	2.76	181	1.22	1.45	6.30
754	G-9 North Zone	Incl.	459.30	462.30	3.00	NA	3.40	226	1.98	2.00	9.87
754	G-9 North Zone		518.00	522.00	4.00	NA	1.39	67	1.22	0.22	3.36
754	G-9 North Zone		535.20	538.20	3.00	NA	1.56	90	1.39	0.23	1.18
755	G-9 North Zone		593.00	595.65	2.65	2.61	1.92	165	0.81	1.89	5.86
755	G-9 North Zone		624.05	626.05	2.00	1.97	0.37	43	0.70	0.39	3.35
756	El Largo		74.80	75.80	1.00	NA	1.76	172	2.68	1.22	6.11
756	El Largo		269.60	276.00	6.40	6.35	1.96	99	0.76	0.72	4.48
756	El Largo		282.40	292.40	10.00	9.93	1.65	92	0.80	0.49	3.60
757	G-9 North Zone		559.70	560.78	1.08	1.07	4.91	227	0.54	1.73	4.05
760	G-9 North Zone		545.00	547.00	2.00	1.97	3.00	300	0.88	4.27	4.45
761	El Largo		199.20	203.60	4.40	3.92	1.09	84	0.51	0.85	3.34
761	El Largo		291.45	317.80	26.35	25.45	1.56	92	0.83	0.71	4.02
761	El Largo	Incl.	310.00	317.80	7.80	7.53	2.42	112	0.50	1.20	6.37
762	G-9 Abajo		382.00	386.00	4.00	3.71	0.76	36	0.24	0.53	3.82
763	G-9 North Zone		460.00	463.50	3.50	NA	0.73	21	0.39	0.11	3.56
763	G-9 North Zone		561.80	563.80	2.00	1.96	6.21	298	0.48	1.69	5.01
766	G-9 Abajo		391.30	397.30	6.00	NA	0.22	15	0.20	0.07	3.57
770	G-9 Abajo		450.50	451.50	1.00	0.99	3.00	87	1.22	0.74	4.45

No significant intersections in holes 731, 734, 736, 738, 741, 747, 749, 750, 752, 759, 764 and 765.
Results for 767-769 are pending.
NA Stringer mineralization, no width estimated.

Sixteen additional surface holes, totalling approximately 6,865 meters, have been drilled since year end in July and August 2008. Results of these drill holes are pending.

Exploration potential

The structural–stratigraphic model for the Campo Morado district suggests that there is massive sulphide mineralization related to a number of felsic volcanic cycles in different stratigraphic positions. Recent drilling continues to substantiate the model and the potential for further G-9 type discoveries. Numerous intersections have recently been made in the horizon that hosts the El Largo deposit that are in addition to previous drilling in this deposit in 2004 and 2005 (for further information see the Company’s disclosure in fiscal 2005). These holes were drilled through El Largo to the deeper Abajo horizon, intersecting mineralization in the Abajo zone. This target and other exploration potential targets will be followed up once surface exploration drilling has resumed in the second quarter of fiscal 2009.

Underground Drilling

Underground definition drilling was initiated in July 2008 with one drill. A second drill is expected to be on site by October 2008. The initial program consists of 10,000 meters in the West Extension and North zones. The focus of this underground drilling program is to delineate and enhance the resource base of the Company from underground drill sites on closely spaced (15-meter) drill patterns, to both upgrade the

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

resource category and to provide sufficient definition for mine planning going forward. It is the Company's intention to target 18 months of measured resources in advance of mining at all times.

Mine and Facility Development

Site preparation, construction and infrastructure development was advanced substantially during the 2008 fiscal year. By year end, the underground ramp had progressed to within 30 meters of the West Extension zone.

The underground decline access to the North zone was completed in mid August and access for stope development was being developed. Mineralization was encountered in the underground development where it had been predicted by the Company's block model.

Four faces are in mineralization in the North zone and the West Extension zone: three faces on the 938 level in the North zone and one face at the 957 level in the Western Extension zone; mining for the next few months will concentrate on these areas.

The Southeast ramp is expected to reach the high grade portion of the Southeast zone by December 2008, after which stope development and production will begin.

By the end of the fiscal year, the site access road and power line were fully operational and the commissioning of the plant had begun. Mineralized material is now being processed and zinc concentrate is being produced. Completion of the necessary operational requirements for the production of zinc, copper and lead concentrates is targeted for October 1, 2008.

The water storage dam, tailings storage facility and water diversion ditch are operational; however, further work is underway in order to meet increasing production levels in the coming months. Work activities in the other non-essential construction areas, such as the mine administration building and the truck shop, are expected to continue until November 2008.

The Project’s capital costs are forecast at $139 million, 12% above the estimate in the December 2007 preliminary assessment.

JDS Energy and Mining has completed an initial review of the Company's mine planning options and have prepared an 18-month plan that mines approximately 700,000 tonnes of mineralized material at average estimated grades of 13% zinc, 1.5% copper, 1.2% lead, 150 grams silver and 2.2 grams per tonne of gold. Approximately 20,000 tonnes of ore was mined in July and August 2008 with a further 22,000 tonnes planned for September. The mine plan provides for increasing mining production to 45,000 tonnes per month by January 2009, which is equivalent to the planned production rate of 1,500 tonnes per day.

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

Community Engagement

Farallon invests technical expertise and resources to promote sustainable development in the region, focusing on the areas of infrastructure, health and education. Its programs are based on extensive socioeconomic studies and a well developed community engagement program. The Company is currently working with government and private training institutes to implement several education and training programs, with the objective of assisting people in the local communities to prepare for direct and indirect jobs related to mine development at the Campo Morado project.

1.2.4        Activities during the fourth fiscal quarter

The following activities occurred during the quarter ended June 30, 2008:

(i)	advancement of exploration and resource expansion objectives, including:

• drilling of approximately 23,870 meters in 48 holes;
• discovery of new West Extension zone;

(ii)	advancement of the underground access decline to 1366 meters;

(iii)	advancement of project planning and site preparation and construction activities, including

• all major mill components either on site, installed, operating or being commissioned,
• water retention dam and tailings storage facility substantially complete,
• power line from Arcelia, a regional centre, to the Campo Morado site finished and energized;

(iv)

ongoing community engagement and implementation of education enhancement and training programs for employees, and members of local communities in preparation for direct and indirect employment associated with the project; and

(vi)	ongoing office and general management activities.

1.2.5        Legal

(a)           Mineral Property Interests – Campo Morado

The Company’s 100%-owned Campo Morado ownership rights have been challenged and successfully defended by the Company in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits, primarily initiated by David Hermiston, relating to ownership of the Campo Morado property. Legal actions, heard in British Columbia and Nevada in 1998 and 1999 and 2001, were decided in the Company’s favour. In the Mexican action, Mr Hermiston failed to prove his unfounded allegations.

In the Nevada action, the Company was awarded a money judgment of $646,991 against the plaintiffs. The Company continues to seek the recovery of this default monetary judgement, the claim value of which is now in excess of US$1 million. Due to uncertainty as to ultimate collection, no amounts receivable has been recorded in the Company’s consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In June 2007, the civil court in Mexico City dismissed the case and awarded costs to Farallon. In early August 2007, Mr. Hermiston appealed this judgment, but the appeal court in Mexico City dismissed the appeal. In March 2008, Hermiston filed an appeal in Mexico to have this ruling reviewed. The Company is currently awaiting a final judgment on this case.

(b)           Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. On November 6, 2007 the Second District Court of the Fifth Circuit in Hermosillo issued a ruling declaring that Wiltz had not proven its allegations and that there was no justification to rescind the option agreement between Minera Summit and Farallon referenced above. Wiltz appealed the ruling, but the appeal was denied. Wiltz has filed an appeal in Mexico to have this ruling reviewed and on August 26, 2008 the Second Collegiate Court from Sonora granted the appeal for the effects of reviewing once again the file by the First Unitary Court. The said court rendered a new judgment on September 9, 2008 confirming the ruling issued by the Second District Court.

1.2.6        Market Trends

During the year ending June 30, 2008 zinc prices weakened considerably, with zinc declining from $1.54/lb to $0.85/lb. Average prices for the period were $1.18/lb, down from an average of $1.66/lb in the previous fiscal year, but still higher than the 10-year average price of $0.69/lb. Zinc prices are forecast to stabilize in the early part of the next fiscal year and then strengthen modestly as higher cost operations are forced to curtail production.

Lead prices also declined during the year ending June 30, 2008 with a drop to $0.79/lb from $1.24/lb. Average prices for lead were still substantially higher than the previous period at $1.32/lb compared to $0.77/lb in the previous fiscal year and considerably higher than the 10-year average of $0.44/lb. Lead prices are forecast to return to more modest levels as seen in the previous fiscal year due to weakening demand, but the outlook is still strong compared to long-term historical averages.

Copper prices continued to be strong throughout the current fiscal period, ending at $3.98/lb up from the start of the fiscal year of $3.50/lb. Average copper price was $3.53/lb, up from $3.21/lb in the previous period and substantially higher than the 10-year average price of $1.52/lb. Copper prices are forecast to continue to be strong throughout the next fiscal year with strong demand fundamentals and continued supply constraints.

Precious metals gold and silver prices both increased over the current fiscal period with gold averaging $822/oz, up from $637/oz in the previous period, and silver averaging $15.40/oz, up from $12.70/oz in the previous period.

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

At metal prices prevalent at fiscal year end, the Company expects to generate approximately 50% of its revenues from the sale of zinc concentrate, 40% from the sale of copper concentrate and 10% from the sale of lead concentrate. The Company will continue to monitor metal prices throughout the period and their impact on operations planning in order to maximize operating profits.

1.3           Selected Annual Information

The following selected annual information is derived from the Company's audited financial statements for the years ended June 30, 2008, 2007, and 2006 and is prepared in accordance with Canadian generally accepted accounting principles and is expressed in thousands of United States Dollars, except per-share figures and number of shares:

	As at and for the year ended June 30
	2008	2007	2006
Current assets	$52,883	$62,277	$6,251
Prepaid financing fees	–	900	–
Property, Plant and equipment	105,637	12,696	9,265
Total assets	158,520	75,873	15,516

Current liabilities	23,909	4,488	684
Other liabilities	66,275	51	–
Shareholders’ equity	68,336	71,334	14,832
Total liabilities and shareholders’ equity	158,520	75,873	15,516

Working capital	28,974	57,789	5,567

Expenses (income)
Accretion of reclamation obligation	4	–	–
Asset retirement obligation change in estimate	–	51	–
Exploration	34,132	14,600	8,977
Financing fees	3,961	–	–
Foreign exchange	(2,494)	(3,670)	(813)
Interest income	(1,260)	(1,533)	(313)
Interest expense	235	5	7
Legal, audit and accounting	3,948	1,755	858
Office and administration	5,914	2,248	1,628
Shareholder communications	485	320	663
Stock-based compensation - exploration	406	905	387
Stock-based compensation - office and administration	1,635	1,597	647
Travel and conferences	990	583	416
Loss for the year	47,956	16,861	12,457

Basic and diluted loss per share	$0.15	$0.10	$0.12

Weighted average number of
common shares outstanding	311,376,555	172,363,147	102,328,852

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

1.4           Summary of Quarterly Results

The following financial data has been prepared in accordance with Canadian generally accepted accounting principles and is presented in thousands of United States Dollars, except per-share figures and number of shares. Small differences arise from rounding.

	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2008	2008	2007	2007	2007	2007	2006	2006
Current assets	$52,883	$44,160	$33,776	$54,819	$62,277	$66,433	$20,031	$2,264
Mineral properties	8,963	8,963	8,963	8,963	8,963	8,963	8,963	8,963
Other assets	96,674	39,370	25,051	10,949	4,633	915	924	867
Total assets	158,520	92,493	67,790	74,731	75,873	76,311	29,918	12,094

Current liabilities	23,909	12,110	6,731	4,002	4,488	1,125	864	897
Silver Wheaton deposit	65,000	–	–	–	–	–	–	–
Other liabilities	1,275	1,185	580	51	51	–	–	–
Shareholders’ equity	68,336	79,198	60,478	70,678	71,334	75,186	29,054	11,197
Total liabilities and equity	158,520	92,493	67,790	74,731	75,873	76,311	29,918	12,094

Working capital	28,974	32,050	27,045	50,817	57,789	65,308	19,167	1,367

Expenses (income)
Accretion of reclamation
obligation	4	–	–	–	–	–	–	–
Exploration	12,520	9,143	8,080	4,390	6,670	3,421	1,829	2,731
Financing fees	3,961	–	–	–	–	–	–	–
Foreign exchange loss (gain)	(287)	(138)	(358)	(1,712)	(3,602)	(287)	221	(1)
Interest income	(93)	(252)	(340)	(575)	(676)	(767)	(55)	(35)
Interest expense	216	10	10	–	–	–	5	–
Legal, audit and accounting	1,963	797	926	262	571	367	528	289
Office and administration	1,910	1,616	1,646	742	743	533	488	483
Shareholder communications	113	137	171	64	93	58	111	58
Stock-based compensation	479	682	689	190	1,944	142	465	(49)
Travel and conferences	416	230	228	116	125	115	234	109
Income tax	–	–	(162)	162	–	–	–	–
Loss for the period	21,202	12,225	10,890	3,639	5,868	3,582	3,826	3,585

Basic and diluted loss per
share	$0.06	$0.04	$0.04	$0.01	$0.02	$0.02	$0.03	$0.03

Weighted average number of
common shares
outstanding (thousands)	345,066	323,791	289,705	287,444	284,608	180,646	119,776	105,822

The Company is employing a "parallel track" strategy for advanced exploration and pre-development expenditures at its G9 deposit at Campo Morado, meaning that it is currently incurring some expenditures as if a positive production decision had already been made, when in fact such a decision has not yet been made. The parallel-track strategy accepts the risks that some of these expenditures will prove to have been wasted if the production decision is negative and the property is ultimately abandoned, or inefficient if a positive decision is made using a different mine plan, but weighs this risk against the benefits of potentially being in production sooner. The dual nature of the expenses makes the decision whether to expense or capitalize such costs inherently subjective but also makes them increasingly more likely to be capitalized as the proportion costs related to the acquisition and development of late stage tangible mining assets such as the mill and tailings ponds increases. As a consequence of a year end review of these parallel track costs it was determined by the Company that expenditures recorded as exploration expenses

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

in the unaudited interim financial statement for the first three fiscal quarters of 2008 should more properly have been capitalized. Accordingly, the June 30, 2008 financial statements reflect the capitalization of $28.4 million of these interim amounts. The amended summarized interim quarters (above) aids comparability by quarter for the first three fiscal quarters ended September 30, 2007, December 31, 2007 and March 31, 2008, which will be publicly filed at www.SDEAR.com, shortly after the filing of these year-end statements.

1.5           Results of Operations

Losses for the year ended June 30, 2008 increased to $48.0 million from $16.9 million in the previous fiscal year. The increase is a result of the ongoing exploration and development activities at the Company’s Campo Morado project.

Expenses, excluding stock-based compensation, foreign exchange, and interest income in 2008, increased to $49.7 million (2007 - $19.6 million).

Exploration expenses for the year ended June 30, 2008, excluding stock-based compensation, increased to $34.1 million (2007 - $14.6 million). Exploration expenses consist of two components. The first is the decline at the G9 project. Total expenditures for fiscal 2008 were $19.5 million (2007 - $6.2 million) and were focused on the decline and providing access for definition and exploration drilling. The second component is the drilling of exploration targets in an attempt to find new deposits and expand existing deposits. Total expenditures on exploration drilling in fiscal 2008 were $5.9 million (2007 - $2.7 million). Other expenditures related to exploration drilling, were as follows: engineering (2008 – nil; 2007 – $1.6 million); geological (2008 – $1.2 million; 2007 – $1.1 million) and site activities (2008 – $3.9 million; 2007 – $2.2 million).

Interest income decreased to $1.3 million (2007 - $1.5 million) for the year ended June 30, 2008 due to lower average cash balances held by the Company.

Legal, accounting and audit expenses for the year increased to $3.9 million (2007 - $1.8 million), primarily due to an increase in professional fees relating to the overall increase in corporate activity including, tax advisory and planning fees, corporate consulting and legal fees, audit and accounting fees and the outstanding litigation matters. Office and Administration expenses for the year increased to $5.9 million (2007 - $2.2 million) due to a significant increase in staffing levels both in Mexico and Canada and a significant increase in general corporate activity.

Finance fees for the year increased to $4.0 million (2007 – nil). The fees relate to the Rothschild bridge loan facility and refinance and development facility. The fees consist of 2.25 million warrants, that are valued using a Black-scholes pricing model, at $1.1 million, financing fees of $1.0 million, insurance fees on secured equipment of $1.0 million and $0.8 million of legal and due diligence fees.

Foreign exchange gain decreased to $2.5 million (2007 - $3.7 million). The gain in 2008 was due to the Canadian dollar strengthening against US dollar. The Company held most of its funds in Canadian dollars until the last quarter when the Company converted approximately half its cash into US dollars in

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

anticipation of future payments to vendors working on the Campo Morado project. At June 30, 2008 the Company’s cash balances were mostly in US dollars.

Stock based compensation expense decreased in the year to $2.0 million (2007 - $2.5 million) due to the timing of stock option grants and their associated volatility.

All other expense remained mostly unchanged from the prior year.

1.6           Liquidity

Historically, the Company's only source of funding has been the issuance of equity securities for cash, to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to public offering of equity securities, private placement financings, and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding. The Company's ability to raise additional funds may be impacted by future exploration results, mine development changes, changes in metal prices or market conditions.

As the Company transitions from an exploration and development company, into a mining Company in 2009, other inherent risks to mining may affect the Company’s liquidity. The ability to generate revenue and positive cash flow will depend on the strength of the commodity prices for Zinc, Copper, Lead, Gold and Silver. Exchange rates and production inputs could also have a significant impact on the Company’s ability to meet its obligations and maintain a steady state.

At June 30, 2008, the Company had working capital of approximately $29.2 million and $30.4 million in cash and equivalents. The Company’s cash and equivalents are invested in business accounts and are available on demand for the Company’s programs. They are not invested in any asset backed deposits or similar investments. This together with the debt financings completed subsequent to June 30, 2008 for gross proceeds of $23.6 million (see 1.7 below) should provide the Company with sufficient funds to complete the construction of the G9 project until a steady and consistent stream of revenues is in place in the second quarter of 2009.

Other than those obligations disclosed in the notes to its audited annual financial statements for the year ended June 30, 2008, the Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations other than the Silver Wheaton deposit (see 1.2.2 above).

1.7           Capital Resources

Other than those obligations disclosed in the notes to its audited annual financial statements for the year ended June 30, 2008, the Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has purchase orders in the normal course of operations for capital equipment required for the G9 Project completion. The following financings have been arranged to ensure that the Company meets these short term obligations:

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

May 2008 Loan Agreement

On May 12, 2008, the Company issued to arm’s length investors, convertible promissory notes of the Company totaling $3.7 million. The Notes were repaid with cash during September 2008.

September 2008 Private Placement

In September 2008, the Company raised $23.6 million through a private placement of Units (the “Units”) arranged by Paradigm Capital Inc.

1.8           Off-Balance Sheet Arrangements

None.

1.9           Transactions with Related Parties

Hunter Dickinson Services Inc. (“HDSI”) is a private company owned equally by several public companies, one of which is Farallon, and has certain directors in common with the Company. HDSI and its subsidiaries, Tecnicos HD de Mexico, SA de CV, Servicios HD de Mexico, SA de CV, and Prestadora de Servicios Campo Morado, SA de CV are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

During the year ended June 30, 2008, the Company paid HDSI $12.2 million for these services, as compared to $4.8 million in the comparable period of fiscal 2007. This increase is due to the additional services provided by HDSI associated with the G9 mine development activity as described in 1.2.3.

1.10          Fourth Quarter

Loss for the quarter ended June 30, 2008 was $21.2 million (Q4 2007 – $5.8 million). The increase is a result of the ongoing exploration and development activities at the Company’s Campo Morado project. which increased to $12.5 million (Q4 2007 - $6.6 million).

Finance fees increased to $3.9 million (Q4 2007 – nil) as a result of the Rothschild financing.

Legal, audit, accounting and consulting expenses increased to $2.0 million (Q4 2007 – $0.6 million) relating to increased corporate activity in the following areas: tax planning and reporting related to the Company’s fiscal year ending June 30, 2008; ongoing litigation in Mexico; and a general overall increase in activities relating to the G9 project.

Office and administration expenses increased to $1.9 million in the quarter (Q4 2007 – $0.7 million) and travel and conferences increased to $0.4 million (Q4 2007 – $0.1 million) both due to the general increase in corporate activity.

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

Interest income decreased to $0.1 million (Q4 2007 – $0.7 million) due to lower average cash balances.

Stock based compensation expense decreased in the quarter to $0.5 million (Q4 2007 - $1.9 million) due to the timing of stock option grants and there associated volatility.

1.11          Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

1.12          Critical Accounting Estimates

The Company's accounting policies are presented in notes 3 and 4 of the Company’s consolidated financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment,
  the carrying values of the convertible promissory notes and conversion rights, income taxes,
  the valuation allowances for future income taxes,
  the carrying values of asset retirement obligations, and
  the measurement of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of mineral property interests, and property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Site restoration costs (asset retirement obligations)

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13          Changes in Accounting Policies including Initial Adoption

Please refer to note 4 of the accompanying audited financial statements.

1.14          Financial Instruments and Other Instruments

Please refer to note 4 of the accompanying audited financial statements.

1.15          Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1        Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

1.15.2         Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A.

Common shares				352,842,354
		Cdn$
Share purchase options	March 31, 2009	$ 0.80	899,000
	March 31, 2009	$ 0.89	40,000
	March 31, 2009	$ 0.63	551,500
	May 31, 2009	$ 0.63	50,000
	August 24, 2009	$ 0.63	1,105,000
	March 31, 2011	$ 1.00	2,450,000
	March 31, 2012	$ 0.63	3,770,000
	December 31, 2012	$ 0.70	1,075,000
	January 16, 2013	$ 0.67	300,000
	February 19, 2013	$ 0.79	150,000
	February 21, 2013	$ 0.78	725,000
	April 25, 2011	$ 0.76	1,149,250
	May 09, 2011	$ 0.74	115,000
	June 19, 2013	$ 0.79	325,000	12,704,750

Warrants	November 17, 2008	$ 0.60	7,062,500
	December 21, 2008	$ 0.50	8,502,000
	December 21, 2008	$ 0.70	67,903,100
	January 15, 2010	$ 0.70	1,839,120
	April 12, 2012	$ 0.50	2,000,000
	April 18, 2013	$ 0.94	250,000	87,556,720

Fully diluted common shares				453,103,824

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

1.15.3         Internal Controls over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of June 30, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

During the fourth quarter, the Company had a material change in its controls over financial reporting. The Company hired a Chief Financial Officer and a Corporate Controller (the “Financial Managers”). Upon their review of the fourth quarter and the annual financial statements, the Financial Managers recognized that there were expenditures that demonstrated the characteristics of property, plant and equipment that had not been capitalized in prior quarters. Expenditures totalling $28.4 million relating to the construction of the mill, tailings dam, mine camp, buildings, land and improvements and road access were expensed as exploration and pre-development expenditures at its G9 deposit at Campo Morado, The Company is currently incurring some expenditures as if a positive production decision has been made. The Financial Managers believe that capitalizing these expenditures better reflects their true nature. Fully amended quarterly financial statements and related management discussion and analysis by quarter for the first three quarters ended September 30, 2007, December 31, 2007 and March 31, 2008 will be restated and publicly filed at www.sedar.com, shortly after the filing of the annual financial statements.

Other than the material change noted in the above, no other changes in internal controls over financial reporting occurred during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED JUNE 30, 2008

1.15.4         Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at June 30, 2008, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded our disclosure controls and procedures are effective.

Cautionary Comments

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as an inferred resource. Readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US Securities and Exchange Commission reporting standards. For US Securities and Exchange Commission reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities also depend on securing environmental and other permits on a timely basis. There can be no assurance that all permits required can be secured or secured on a timely basis.

A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

The Company is in the process completing the development and construction of the G9 mine at Campo Morado. There can be no assurance that the Company will continue to obtain additional financial resources necessary and/or capability to achieve profitability or positive cash flows.

The economics of the Company’s projects are sensitive to the Canadian Dollar, the US Dollar and the Mexican Peso exchange rates. These exchange rates have been subject to large fluctuations in the past several years.